October 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Karl Hiller, Branch Chief

Re:	Hugoton Royalty Trust

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Filed August 8, 2012

File No. 1-10476

Dear Mr. Hiller:

The following is the response of Bank of America, N.A., (the “Trustee”), as trustee of Hugoton Royalty Trust (the “Trust”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the above-referenced comment letter, dated September 20, 2012 (the “Comment Letter”). The Staff’s comments and the Trustee’s responses thereto are set forth below; numbered as such comments were numbered in the Comment Letter.

Form 10-K

Financial Statements, page 30

Note 2 – Basis of Accounting, page 30

1.	Please revise to include your accounting policy with respect to impairment testing of your net profits interests in oil and gas properties and disclose the outcome. In addition, tell us the qualitative results of your impairment testing with respect to your net profits interests in oil and gas properties for all periods presented.

Response:

Given the cashflow-based nature of royalty trusts and the focus on cash distributions by Trust unitholders, the Trustee does not view impairment as a significant Trust accounting policy for investors. However, the Trustee routinely reviews the Trust’s net profits interests in oil and gas properties for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Trustee confirms that no impairment of assets was identified for any period noted in the Staff’s comment. Notwithstanding the above discussion, in response to the Staff’s comment, future filings will include the following additional disclosure in Note 2 under Item 8, “Financial Statements and Supplementary Data”:

United States Securities and Exchange Commission

October 17, 2012

“The Trustee routinely reviews the Trust’s net profits interests in oil and gas properties for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment event occurs and it is determined that the carrying value of the Trust’s net profits interests may not be recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the net profits interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows. There is no impairment of the assets as of December 31, 20XX.”

Form 10-Q

Financial Statements, page 9

Note 5 – Contingencies, page 12

2.	We note your disclosure indicating that XTO Energy will begin deducting amounts associated with the Fankhouser settlement in the third quarter of 2012, and that costs may exceed revenues on properties underlying the Oklahoma and Kansas properties for 18 months. We understand that pursuant to the conveyance, you will not receive proceeds from these net profit interests during this timeframe. Please tell us and disclose if there are any alternate ways that XTO Energy or any other third party could collect payment with respect to your 80% share of the settlement amount.

Response:

The Trustee advises the Staff that it is not aware of alternate ways that XTO Energy or any third party could collect payment with respect to the Trust’s alleged 80% share of the settlement amount. Based on XTO Energy’s characterization of settlement costs as production costs under the terms of the conveyances, any amounts the Trust is determined to owe in connection with the settlement of the Fankhouser litigation can only be satisfied by deduction by XTO Energy from future distributions of net proceeds related to the particular conveyances implicated in the litigation. Please see the description of net proceeds under Item 1, “Business” of the Trust’s Annual Report on Form 10-K for the year ended December 31, 2011.

The Trustee does not believe that the plaintiffs in the Fankhouser case would be able to collect payment from the Trust of the portion of the settlement amount alleged by XTO Energy to be the Trust’s share because (i) the Trust was not a party to the Fankhouser litigation, (ii) the Trust has no relationship, contractually or otherwise with the Fankhouser plaintiffs, and (iii) XTO Energy has stated that it has already funded the full settlement amount to a court-appointed account.

United States Securities and Exchange Commission

October 17, 2012

In accordance with the Staff’s request, the Trustee hereby acknowledges that:

•	the Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Nancy G. Willis
Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee